As filed with the Securities and Exchange Commission on May 6, 1997
                                                      Registration No. 333-25219

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Amendment No. 1
                                     to the
                             REGISTRATION STATEMENT
                                       on
                                    Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:     DELAWARE-VOYAGEUR UNIT INVESTMENT TRUST, SERIES 9

B.  Name of depositor:       VOYAGEUR FUND MANAGERS, INC.

C.  Complete address of depositor's principal executive offices:

                          VOYAGEUR FUND MANAGERS, INC.
                               One Commerce Square
                        Philadelphia, Pennsylvania 19103

D.  Name and complete address of agent for service:
                                                       Copy to:
     George M. Chamberlain, Jr.                    MARK J. KNEEDY
    Voyageur Fund Managers, Inc.               c/o Chapman and Cutler
         One Commerce Square                   111 West Monroe Street
  Philadelphia, Pennsylvania  19103           Chicago, Illinois  60603

                         CALCULATION OF REGISTRATION FEE

    Title and amount of                                                   Proposed maximum                    Amount of
securities being registered                                              aggregate offering                registration fee
                                                                               price
  Delaware-Voyageur Unit          An indefinite number of                    Indefinite                         $0.00
 Investment Trust,Series 9        Units of Beneficial Interest
                                  pursuant to Rule 24f-2 under
                                  the Investment Company Act of 1940


E.  Approximate date of proposed sale to public:

         As soon as practicable after the effective date of the Registration Statement.

/ X / Check box if it is proposed that this filing will become effective on May 6, 1997 at 2:00 P.M. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




                DELAWARE-VOYAGEUR UNIT INVESTMENT TRUST, SERIES 9

                             ----------------------

                              Cross-Reference Sheet

                 (Form N-8B-2 Items required by Instructions as
                         to the Prospectus in Form S-6)

          Form N-8B-2                                                                     Form S-6
          Item Number                                                                Heading in Prospectus


                     I. Organization and General Information

 1.       (a)  Name of Trust                                                    }  Prospectus front cover
 2.       (b)  Title of securities issued                                       }  Summary of Essential Financial
                                                                                }    Information
 3.       Name and address of each depositor                                    }  Trust Administration
 4.       Name and address of Trustee                                           }  Trust Administration
 5.       State of organization of Trust                                        }  The Trust
 6.       Execution and termination of Trust agreement                          }  Trust Administration
 7.       Changes of name                                                       }  The Trust; Trust Administration
 8.       Fiscal year                                                           }        *
 9.       Litigation                                                            }        *


                    II. General Description of the Trust and
                             Securities of the Trust

10.      (a)  Registered of bearer securities                                   }  Rights of Unitholders
         (b)  Cumulative or distributive securities                             }  Rights of Unitholders; The Trust
                                                                                }
         (c)  Redemption                                                        }  Rights of Unitholders
         (d)  Conversion, transfer, etc.                                        }  Rights of Unitholders
         (e)  Periodic payment plan                                             }        *
         (f)  Voting rights                                                     }  Rights of Unitholders
         (g)  Notice of Unit holders                                            }  Trust Administration
         (h)  Consents required                                                 }  Rights of Unit holders; Trust Administration
                                                                                }
         (i)  Other provisions                                                  }  Taxation
11.      Type of securities comprising units                                    }  The Trust
12.      Certain information regarding periodic payment certificates            }        *
13.      (a)  Load, fees, expenses, etc.                                        }  Trust Operating Expenses
         (b)  Certain information regarding periodic payment certificates       }        *
         (c)  Certain percentages                                               }  Summary of Essential Financial Information;
                                                                                     Public Offering
         (d)  Certain other fees, etc. payable by holders                       }  Rights of Unitholders
         (e)  Certain profits receivable by depositor,
                principal, underwriters, writers, Trustee or
                affiliated person                                               }  Trust Operating Expenses; Public Offering
         (f)  Ratio of annual charges to income                                 }        *

                                                                                }  The Trust
14.      Issuance of Trust's securities                                         }  Rights of Unitholders
15.      Receipt and handling of payments from purchasers                       }        *
16.      Acquisition and disposition of underlying                              }  The Trust; Objectives and Securities Selection;
           securities                                                           }    Trust Administration; Public Offering
17.      Withdrawal or redemption                                               }  Rights of Unitholders; Public Offering
18.      (a)  Receipt, custody and disposition of income                        }  Rights of Unitholders
         (b)  Reinvestment of distributions                                     }  Rights of Unitholders
         (c)  Reserves or special Trusts                                        }  Trust Operating Expenses
         (d)  Schedule of distributions                                         }        *

19.      Records, accounts and reports                                          }  Rights of Unitholders; Trust Administration
20.      Certain miscellaneous provisions of Trust agreement
         (a)  Amendment                                                         }  Trust Administration
         (b)  Termination                                                       }        *
         (c)  and (d) Trustee, removal and successor                            }  Trust Administration
         (e) and (f) Depositor, removal and successor                           }  Trust Administration
21.      Loans to security holders                                              }        *
22.      Limitations on liability                                               }  Trust Administration
23.      Bonding arrangements                                                   }        *
24.      Other material provisions of Trust agreement                           }        *


                                         III. Organization, Personnel and
                                         Affiliated Persons of Depositor

25.      Organization of depositor                                              }  Trust Administration
26.      Fees received by depositor                                             }  See Items 13(a) and 13(e)
27.      Business of depositor                                                  }  Trust Administration
28.      Certain information as to officials and
           affiliated persons of depositor                                      }  Trust Administration
29.      Voting securities of depositor                                         }        *
30.      Persons controlling depositor                                          }        *
31.      Payment by depositor for certain services
           rendered to Trust                                                    }        *
32.      Payment by depositor for certain other services rendered to Trust
                                                                                }        *
33.      Remuneration of employees of depositor
           for certain services rendered to Trust                               }        *
34.      Remuneration of other persons for certain
           services rendered to Trust                                           }        *


                                         IV. Distribution and Redemption

35.      Distribution of Trust's securities by states                           }  Public Offering
36.      Suspension of sales of Trust's securities                              }        *
37.      Revocation of authority to distribute                                  }        *
38.      (a)  Method of Distribution                                            }  Public Offering
         (b)  Underwriting Agreements                                           }  Underwriting
         (c)  Selling Agreements                                                }  Public Offering
39.      (a)  Organization of principal underwriters                            }  Trust Administration
         (b)  N.A.S.D. membership of principal underwriters                     }        *
40.      Certain fees received by principal underwriters                        }  See Items 13(a) and 13(e)
41.      (a)  Business of principal underwriters                                }  Trust Administration
         (b)  Branch offices of principal underwriters                          }        *
         (c)  Salesmen of principal underwriters                                }        *
42.      Ownership of Trust's securities by certain persons                     }        *
43.      Certain brokerage commissions received by
           principal underwriters                                               }  Public Offering
44.      (a)  Method of valuation                                               }  Public Offering
         (b)  Schedule as to offering price                                     }        *
         (c)  Variation in offering price to certain persons                    }  Public Offering
45.      Suspension of redemption rights                                        }  Rights of Unitholders
46.      (a)  Redemption valuation                                              }  Public Offering
         (b)  Schedule as to redemption price                                   }        *
47.      Maintenance of position in underlying securities                       }  Public Offering
                                                                                }  Rights of Unitholders


                      V. Information Concerning the Trustee
                                  or Custodian

48.      Organization and regulation of Trustee                                 }  Trust Administration
49.      Fees and expenses of Trustee                                           }  Trust Operating Expenses
50.      Trustee's lien                                                         }        *


                     VI. Information Concerning Insurance of
                              Holders of Securities

51.      Insurance of holders of Trust's securities                             }  Cover Page; Trust Operating Expenses


                            VII. Policy of Registrant

52.      (a)  Provisions of Trust agreement with respect
                to selection or elimination                                     }  The Trust; Trust Administration
         (b)  Transactions involving elimination of
                underlying securities                                           }        *
         (c)  Policy regarding substitution or elimination                         The Trust; Trust Administration
                of underlying securities                                        }
         (d)  Fundamental policy not otherwise covered                          }        *
53.      Tax status of Trust                                                    }  Taxation


                   VIII. Financial and Statistical Information

54.      Trust's securities during last ten years                               }        *
55.-58.  Certain information regarding periodic payment
           certificates                                                         }        *
59.      Financial statements (Instruction 1(c) to Form S-6)                    }        *


-------------
*Inapplicable, answer negative or not required.





               DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 9

                     ILLINOIS BIG TEN EQUITY TRUST, SERIES 5
                    MINNESOTA BIG TEN EQUITY TRUST, SERIES 6
                     MISSOURI BIG TEN EQUITY TRUST, SERIES 5
                       PACIFIC TEN EQUITY TRUST, SERIES 1



         THE TRUST. Delaware - Voyageur Unit Investment Trust, Series 9 (the "FUND") is comprised of the four underlying unit investment trusts set forth above. Illinois Big Ten Equity Trust, Series 5 is sometimes referred to as the "Illinois Trust." Minnesota Big Ten Equity Trust, Series 6 is sometimes referred to as the "Minnesota Trust." Missouri Big Ten Equity Trust, Series 5 is sometimes referred to as the "Missouri Trust." Pacific Ten Equity Trust, Series 1 is sometimes referred to as the "Pacific Trust." The various trusts are sometimes collectively referred to herein as the "Trusts." The Illinois, Minnesota and Missouri Trusts offer investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten highest dividend yielding companies as of April 30, 1997 which
(a) have their principal operations located, respectively, in the States of Illinois, Minnesota or Missouri and (b) have a market capitalization in excess of $250 million (the "SECURITIES"). The Illinois, Minnesota and Missouri Trusts, however, will not invest in common stock of electric utility companies, limited partnerships, real estate investment trusts ("REITs") or companies which have recently suspended, or announced that they intend to suspend, their dividends. The Pacific Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten largest companies based on market capitalization which have their principal operations located in the States of California, Oregon or Washington. The Pacific Trust, however, will not invest in common stocks of limited partnerships. Unless terminated earlier, the Trusts will terminate on June 1, 1998, and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either to reinvest their proceeds into one of the next Series of the Trusts, if available, at a reduced sales charge (according to the schedules set forth herein) or to receive a cash distribution.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Voyageur Fund Managers, Inc.




                   The date of this Prospectus is May 6, 1997




         OBJECTIVE OF THE TRUSTS. The objective of the Trusts is to provide an above average total return through a combination of potential capital appreciation and dividend income. The Illinois, Minnesota and Missouri Trusts seek to achieve this objective by investing in a portfolio of common stocks issued by the ten highest dividend-yielding companies as of April 30, 1997 (as calculated from information provided by FactSet Data Systems, Inc.) which (a) have their principal operations located in the States of Illinois, Minnesota or Missouri, respectively, and (b) have a market capitalization in excess of $250 million. The Illinois, Minnesota and Missouri Trusts, however, will not invest in the common stock of electric utility companies, limited partnerships, REITs or companies which have recently suspended, or announced that they intend to suspend, their dividends. The Pacific Trust seeks to achieve this objective by investing in a portfolio of common stocks issued by the ten largest companies based on market capitalization as of April 30, 1997 (as calculated from information provided by Fact Set Data Systems, Inc.) which have their principal operations located in the States of California, Oregon or Washington. The Pacific Trust, however, will not invest in common stocks of limited partnerships. See "Schedule of Investments" for each Trust. There is, of course, no guarantee that the objective of the Trusts will be achieved.



         PUBLIC OFFERING PRICE. The Public Offering Price per Unit for each of the Trusts is equal to the aggregate underlying value of the Securities in a Trust plus or minus cash, if any, in the Capital and Income Accounts of such Trust, divided by the number of Units of that Trust outstanding, plus an initial sales charge equal to the difference between the maximum total sales charge for that Trust of 2.9% of the Public Offering Price (1.9% of the Public Offering Price for Rollover Unitholders) and the maximum deferred sales charge for a Trust ($0.019 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0019, payable on the first day of each month, over a ten month period commencing July 1, 1997, through April 1, 1998. The monthly amount of the deferred sales charge will accrue on a daily basis, beginning the 1st day of the month preceding a deferred sales charge payment date. For example, Unitholders of record on the Initial Date of Deposit will pay an initial sales charge of 1.0% of the Public Offering Price and will be subject to a deferred sales charge of 1.9% of the Public Offering Price (payable in ten monthly installments of $0.0019 per Unit during months three through twelve of each Trust). Units purchased subsequent to the initial deferred sales charge accrual will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account of a Trust, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 2.9% of the Public Offering Price (2.929% of the aggregate value of the Securities in a Trust), subject to reduction as set forth in "Public Offering--General." During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least $100,000. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit for the Trusts would have been that amount set forth under "Summary of Essential Financial Information." The minimum amount an investor may purchase of a Trust is $1,000 ($250 for a tax-sheltered retirement plan). See "Public Offering."


         ADDITIONAL DEPOSITS. The Sponsor will, from time to time after the Initial Date of Deposit, deposit additional Securities in a Trust or cash (including a letter of credit) with instructions to purchase additional Securities in a Trust, provided it maintains, as nearly as is practicable, the original proportionate relationship of the Securities in that Trust's portfolio. See "The Trusts."

         DIVIDEND AND CAPITAL GAINS DISTRIBUTIONS. Distributions of dividends and realized capital gains, if any, received by the individual Trusts will be paid in cash on the applicable Distribution Date to Unitholders of record of the Trusts on the record date as set forth in the "Summary of Essential Financial Information." Any distribution of income and/or capital gains for the Trusts will be net of the expenses of the Trusts. See "Taxation." Additionally, upon surrender of Units for redemption or termination of each Trust, the Trustee will distribute to each Unitholder his PRO RATA share of their Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders -Distributions of Income and Capital."

         SECONDARY MARKET FOR UNITS. Although not obligated to do so, an affiliate of the Sponsor, Voyageur Investments, Inc. (the "Distributor") currently intends to maintain a market for Units of the Trusts and offers to repurchase such Units at prices which are based on the aggregate underlying value of the Securities in the Trusts (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trusts. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Securities in each Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of that Trust. See "Rights of Unitholders--Redemption of Units." Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

         TERMINATION. The Trusts will terminate approximately one year and one month after the Initial Date of Deposit regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the individual Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trusts shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trusts maintained by the Trustee. Unitholders of the individual Trusts may elect to become Rollover Unitholders as described in "Special Redemption and Rollover in a New Fund" below. Rollover Unitholders will not receive the final liquidation distribution but will receive units of a new Series of the Fund, if one is being offered. Unitholders not electing the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trusts are terminated. See "Trust Administration -- Amendment or Termination."

         SPECIAL REDEMPTION AND ROLLOVER IN A NEW FUND. Unitholders will have the option of specifying by the Rollover Notification Date stated in "Summary of Essential Financial Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as distribution agent ("Distribution Agent"), on the Special Redemption Date. (Unitholders so electing are referred to herein as "Rollover Unitholders.") The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in Units of a new Series of the Trusts (the "1998 FUNDS"), if offered, at a reduced sales charge (anticipated to be 1.9% of the Public Offering Price of the 1998 Funds). The Sponsor may, however, stop offering units of the 1998 Funds at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the 1998 Funds will be distributed shortly after the Special Redemption Date. However, the Sponsor anticipates that sufficient Units will be available, although moneys in the Trusts may not be fully invested on the next business day. The portfolio of the 1998 Funds will contain common stocks of companies satisfying the criteria established above for each Trust. Rollover Unitholders will receive the amount of dividends in the Income Account of the Trusts which will be included in the reinvestment into units of the 1998 Funds. The exchange option described above is subject to modification, termination or suspension.


         RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market, the lack of adequate financial information concerning an issuer and the possibility of an economic downturn in the state or region in which the common stocks included in a Trust are concentrated. For certain risk considerations related to the Trusts, see "Risk Factors" and "Objectives and Securities Selection." Units of the Trusts are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.




               DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 9
                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
      AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE INITIAL DATE OF DEPOSIT:
                                   MAY 5, 1997
                      SPONSOR: VOYAGEUR FUND MANAGERS, INC.
                 TRUSTEE AND EVALUATOR: THE CHASE MANHATTAN BANK

                                                                      Illinois       Minnesota     Missouri       Pacific
                                                                      Big Ten        Big Ten       Big Ten         Ten
                                                                       Equity         Equity        Equity        Equity
                                                                       Trust,         Trust,        Trust,        Trust,
                                                                      Series 5        Series 6     Series 5      Series 1
                                                                      --------       ---------     --------      --------
GENERAL INFORMATION
Number of Units(1)...............................................      152,996        153,795       152,167       153,859
Fractional Undivided Interest in each Trust per Unit.............    1/152,996      1/153,795     1/152,167     1/153,859
Calculation of Public Offering Price per 1000 Units:
Aggregate Offering Price of Securities in Portfolio(2)...........
Divided by 152,996, 153,795, 152,167 and 153,859
     Units, respectively  (times 1000)...........................      $990.00        $990.00       $990.00       $990.00
Plus Maximum Sales Charge of 2.9% (2.929% of the
     Aggregate Value of Securities)(3)...........................       $29.00         $29.00        $29.00        $29.00
     Less Deferred Sales Charge .................................     $(19.00)       $(19.00)      $(19.00)      $(19.00)
                                                                      --------       --------      --------      --------
Public Offering Price per 1000 Units(3,4)........................    $1,000.00      $1,000.00     $1,000.00     $1,000.00
Sponsor's Repurchase and Redemption Price
     per 1000 Units..............................................      $971.00        $971.00       $971.00       $971.00
Trustee's Annual Fee per 1000 Units..............................        $0.86          $0.86         $0.86         $0.86
Estimated Organizational and Offering  Expenses
     per Unit(5).................................................      $0.0055        $0.0035       $0.0052       $0.0057
Initial Date of Deposit..................May 6, 1997
First Settlement Date....................May 9, 1997
Rollover Notification Date...............May 1, 1998
Special Redemption Period................Beginning on
        May 29, 1998 until no later than June 1, 1998
Mandatory Termination Date...............June 1, 1998
Minimum Termination Value  ............................................... Each Trust may be
        terminated if the net asset value of such Trust is less than
        $500,000 unless the net asset value of each
        Trust's deposits has exceeded $15,000,000, then the Trust
        Agreement may be terminated if the net asset value of such
        Trust is less than $3,000,000.
Income and Capital Account Distribution Date.............................. The final distribution will be made within a reasonable time of the Mandatory Termination
        Date to Unitholders of record as of the Mandatory Termination Date
        (which is deemed to be the Income and Capital Account Record Date for purposes of such distributions).
Evaluation Time........................................................... As of the close of trading on the
        New York Stock Exchange, generally 3:00 p.m. Central Time




1 As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $0.99. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

2 Each Security listed on a national securities exchange or the Nasdaq National Market System is valued at the last closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.


3 The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units of a Trust and represents an amount equal to the difference between the Maximum Sales Charge for a Trust of 2.9% of the Public Offering Price and the amount of the maximum deferred sales charge of $0.019 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of $0.0019 per Unit commencing July 1, 1997 and on the 1st day of each month thereafter through April 1, 1998. Units purchased subsequent to the initial deferred sales charge accrual will be subject only to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 2.9% of the Public Offering Price (2.929% of the aggregate value of the Securities in a Trust). See the "Fee Table" below and "Public Offering Price--Offering Price." Any uncollected deferred sales charge amounts will be deducted from the sales or redemption proceeds.


4 On the Initial Date of Deposit there will be no cash in the Income or Capital Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.


5 Each Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee, but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses), as is common for mutual funds. Total organizational and offering expenses will be charged off over the initial offering period which is currently expected to be approximately ten months from the Initial Date of Deposit. See "Expenses of the Trusts" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.




                                    FEE TABLE

-------------------------------------------------------------------------------

         This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in each Trust will bear directly or indirectly. See "Public Offering Price--Offering Price" and "Trust Operating Expenses." Although each Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Trust subject only to the deferred sales charge and annual trust operating expenses.

-------------------------------------------------------------------------------


ILLINOIS BIG TEN EQUITY TRUST, SERIES 5
---------------------------------------

                                                                                 AMOUNT PER
UNITHOLDER TRANSACTION EXPENSES                                                  1,000 UNITS
-------------------------------                                                  -----------
Maximum Initial Sales Charge Imposed on Purchase
         (as a percentage of offering price)...............      1.00%(1)           $10.00
Deferred Sales Charge per Year (as a percentage of
         original purchase price)..........................      1.90%(2)           $19.00
                                                                 -----              ------
Maximum Total Sales Charge ................................      2.90%              $29.00
                                                                 =====              ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
  (AS A PERCENTAGE OF AVERAGE NET ASSETS)
         Trustee's Fee.....................................       .086%             $  .86
         Other Operating Expenses..........................       .018%             $  .18
                  Total....................................       .104%(3)          $ 1.04



1 The Maximum Initial Sales Charge is actually the difference between the Maximum Total Sales Charge (2.90% of the Public Offering Price) and the maximum deferred sales charge ($19.00 per 1,000 Units) and would exceed 1% if the Public Offering Price exceeds $1.00 per Unit.

2 The actual fee is $1.90 per month per 1,000 Units, irrespective of purchase or redemption price, deducted during months 3 through 12 of the Illinois Trust. If a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $1.00 per Unit, the deferred portion of the sales charge will be less than 1.90%; if the Unit price is less than $1.00 per Unit, the deferred portion of the sales charge will exceed 1.90%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued.

3 The Illinois Trust's Estimated Annual Trust Operating Expenses do not include organizational and offering costs which are charged against capital at the end of the initial offering period.



EXAMPLE

                                                    CUMULATIVE EXPENSES PAID FOR PERIOD OF:
                                                         1 YEAR              3 YEARS
                                                         ------              -------

An investor would pay the following                        $30                 $73
expenses on a $1,000 investment,
assuming the estimated operating
expense ratio of .104% and a 5%
annual return on the investment
throughout the periods.

MINNESOTA BIG TEN EQUITY TRUST, SERIES 6
----------------------------------------

                                                                                AMOUNT PER
UNITHOLDER TRANSACTION EXPENSES                                                 1,000 UNITS
-------------------------------                                                 -----------
Maximum Initial Sales Charge Imposed on Purchase
     (as a percentage of offering price).....................     1.00%(1)         $10.00
Deferred Sales Charge per Year (as a percentage of
     original purchase price)................................     1.90%(2)         $19.00
                                                                  -----            ------
Maximum Total Sales Charge ..................................     2.90%            $29.00
                                                                  =====            ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
  (AS A PERCENTAGE OF AVERAGE NET ASSETS)
     Trustee's Fee...........................................      .086%           $  .86
     Other Operating Expenses................................      .018%           $  .18
              Total..........................................      .104%(3)        $ 1.04



1 The Maximum Initial Sales Charge is actually the difference between the Maximum Total Sales Charge (2.90% of the Public Offering Price) and the maximum deferred sales charge ($19.00 per 1,000 Units) and would exceed 1% if the Public Offering Price exceeds $1.00 per Unit.

2 The actual fee is $1.90 per month per 1,000 Units, irrespective of purchase or redemption price, deducted during months 3 through 12 of the Minnesota Trust. If a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $1.00 per Unit, the deferred portion of the sales charge will be less than 1.90%; if the Unit price is less than $1.00 per Unit, the deferred portion of the sales charge will exceed 1.90%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued.

3 The Minnesota Trust's Estimated Annual Trust Operating Expenses do not include organizational and offering costs which are charged against capital at the end of the initial offering period.


EXAMPLE

                                                    CUMULATIVE EXPENSES PAID FOR PERIOD OF:
                                                         1 YEAR              3 YEARS
                                                         ------              -------
An investor would pay the following                        $30                  $73
expenses on a $1,000 investment,
assuming the estimated operating
expense ratio of .104% and a 5%
annual return on the investment
throughout the periods.

MISSOURI BIG TEN EQUITY TRUST, SERIES 5
---------------------------------------
                                                                                AMOUNT PER
UNITHOLDER TRANSACTION EXPENSES                                                 1,000 UNITS
-------------------------------                                                 -----------
Maximum Initial Sales Charge Imposed on Purchase
     (as a percentage of offering price)....................      1.00%(1)          $10.00
Deferred Sales Charge per Year (as a percentage of
     original purchase price)...............................      1.90%(2)          $19.00
                                                                  -----             ------
Maximum Total Sales Charge .................................      2.90%             $29.00
                                                                  =====             ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
  (AS A PERCENTAGE OF AVERAGE NET ASSETS)
     Trustee's Fee..........................................       .086%            $  .86
     Other Operating Expenses...............................       .018%            $  .18
              Total.........................................       .104%(3)         $ 1.04


1 The Maximum Initial Sales Charge is actually the difference between the Maximum Total Sales Charge (2.90% of the Public Offering Price) and the maximum deferred sales charge ($19.00 per 1,000 Units) and would exceed 1% if the Public Offering Price exceeds $1.00 per Unit.

2 The actual fee is $1.90 per month per 1,000 Units, irrespective of purchase or redemption price, deducted during months 3 through 12 of the Missouri Trust. If a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $1.00 per Unit, the deferred portion of the sales charge will be less than 1.90%; if the Unit price is less than $1.00 per Unit, the deferred portion of the sales charge will exceed 1.90%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued.

3 The Missouri Trust's Estimated Annual Trust Operating Expenses do not include organizational and offering costs which are charged against capital at the end of the initial offering period.




EXAMPLE

                                                    CUMULATIVE EXPENSES PAID FOR PERIOD OF:
                                                         1 YEAR              3 YEARS
                                                         ------              -------
An investor would pay the following                        $30                  $73
expenses on a $1,000 investment,
assuming the estimated operating
expense ratio of .104% and a 5%
annual return on the investment
throughout the periods.

PACIFIC TEN EQUITY TRUST, SERIES 1
----------------------------------
                                                                                AMOUNT PER
UNITHOLDER TRANSACTION EXPENSES                                                 1,000 UNITS
-------------------------------                                                 -----------
Maximum Initial Sales Charge Imposed on Purchase
     (as a percentage of offering price).................         1.00%(1)         $10.00
Deferred Sales Charge per Year (as a percentage of
     original purchase price)............................         1.90%(2)         $19.00
                                                                  -----            ------
Maximum Total Sales Charge ..............................         2.90%            $29.00
                                                                  =====            ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
  (AS A PERCENTAGE OF AVERAGE NET ASSETS)
     Trustee's Fee.......................................          .086%           $  .86
     Other Operating Expenses............................          .018%           $  .18
              Total......................................          .104%(3)        $ 1.04


1 The Maximum Initial Sales Charge is actually the difference between the Maximum Total Sales Charge (2.90% of the Public Offering Price) and the maximum deferred sales charge ($19.00 per 1,000 Units) and would exceed 1% if the Public Offering Price exceeds $1.00 per Unit.

2 The actual fee is $1.90 per month per 1,000 Units, irrespective of purchase or redemption price, deducted during months 3 through 12 of the Pacific Trust. If a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $1.00 per Unit, the deferred portion of the sales charge will be less than 1.90%; if the Unit price is less than $1.00 per Unit, the deferred portion of the sales charge will exceed 1.90%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued.

3 The Pacific Trust's Estimated Annual Trust Operating Expenses do not include organizational and offering costs which are charged against capital at the end of the initial offering period.



EXAMPLE

                                                    CUMULATIVE EXPENSES PAID FOR PERIOD OF:
                                                         1 YEAR              3 YEARS
                                                         ------              -------
An investor would pay the following                        $30                  $73
expenses on a $1,000 investment,
assuming the estimated operating
expense ratio of .104% and a 5%
annual return on the investment
throughout the periods.


         Each of the above examples assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. Although each Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit comparison of fees, assuming the principal amount and distributions are rolled over each year into a new series subject only to the Deferred Sales Charge and annual trust operating expenses. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples. The estimated operating expense ratio does not include organizational and offering costs which are charged to capital at the end of the initial offering period.

THE TRUST


         Delaware - Voyageur Unit Investment Trust, Series 9 is comprised of four unit investment trusts: ILLINOIS BIG TEN EQUITY TRUST, SERIES 5, MINNESOTA BIG TEN EQUITY TRUST, SERIES 6, MISSOURI BIG TEN EQUITY TRUST, SERIES 5 AND PACIFIC TEN EQUITY TRUST, SERIES 1 or collectively, the Trusts. The Fund was created under the laws of the State of New York pursuant to a Trust Agreement (the "TRUST AGREEMENT"), dated the date of this Prospectus (the "INITIAL DATE OF DEPOSIT"), among Voyageur Fund Managers, Inc., as Sponsor and Supervisor, Muller Data Corporation, as Evaluator and The Chase Manhattan Bank, as Trustee.


         The Illinois Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of April 30, 1997 which (a) have their principal operations located in the State of Illinois and (b) have a market capitalization in excess of $250 million. The Sponsor's determination that the companies selected for inclusion in the Illinois Trust have their principal operations located in the State of Illinois is based on the fact that such companies are headquartered in the State of Illinois. The Illinois Trust, however, will not invest in the common stock of electric utility companies, limited partnerships, REITs or companies which have recently suspended, or announced that they intend to suspend, their dividends. As a policy matter the Sponsor has excluded any company that is subject to being acquired, the acquisition of which is expected to be completed during the initial offering period of the Illinois Trust. The Illinois Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually. See "Trust Portfolio." Unless terminated earlier, the Illinois Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either (1) to reinvest their proceeds into a subsequent Series of the Trusts, if available, at a reduced sales charge, or (2) to receive a cash distribution.

         The Minnesota Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of April 30, 1997 which (a) have their principal operations located in the State of Minnesota and (b) have a market capitalization in excess of $250 million. The Sponsor's determination that the companies selected for inclusion in the Minnesota Trust have their principal operations located in the State of Minnesota is based on the fact that such companies are headquartered in the State of Minnesota. The Minnesota Trust, however, will not invest in the common stock of electric utility companies, limited partnerships, REITs or companies which have recently suspended, or announced that they intend to suspend, their dividends. As a policy matter the Sponsor has excluded any company that is subject to being acquired, the acquisition of which is expected to be completed during the initial offering period of the Minnesota Trust. The Minnesota Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually. See "Trust Portfolio." Unless terminated earlier, the Minnesota Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either
(1) to reinvest their proceeds into a subsequent Series of the Trusts, if available, at a reduced sales charge, or (2) to receive a cash distribution.

         The Missouri Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of April 30, 1997 which (a) have their principal operations located in the State of Missouri and (b) have a market capitalization in excess of $250 million. The Sponsor's determination that the companies selected for inclusion in the Missouri Trust have their principal operations located in the State of Missouri is based on the fact that such companies are headquartered in the State of Missouri. The Missouri Trust, however, will not invest in the common stock of electric utility companies, limited partnerships, REITs or companies which have recently suspended, or announced that they intend to suspend, their dividends. As a policy matter the Sponsor has excluded any company that is subject to being acquired, the acquisition of which is expected to be completed during the initial offering period of the Missouri Trust. The Missouri Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually. See "Trust Portfolio." Unless terminated earlier, the Missouri Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either (1) to reinvest their proceeds into a subsequent Series of the Trusts, if available, at a reduced sales charge, or (2) to receive a cash distribution.

         The Pacific Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten companies having the largest market capitalization as of April 30, 1997 which have their principal operations located in the States of California, Oregon or Washington. The Sponsor's determination that the companies selected for inclusion in the Pacific Trust have their principal operations located in the States of California, Oregon or Washington is based on the fact that such companies are headquartered in the States of California, Oregon or Washington. The Pacific Trust, however, will not invest in the common stock of limited partnerships. As a policy matter the Sponsor has excluded any company that is subject to being acquired, the acquisition of which is expected to be completed during the initial offering period of the Pacific Trust. The Pacific Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually. See "Trust Portfolio." Unless terminated earlier, the Pacific Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either (1) to reinvest their proceeds into a subsequent Series of the Trusts, if available, at a reduced sales charge, or (2) to receive a cash distribution.

         On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of each Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust Agreement, each Trust will terminate on the Mandatory Termination Date, and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.


         Additional Units of a Trust may be issued at any time by depositing in that Trust additional Securities or cash (including a letter of credit) with instructions to purchase additional Securities in a Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in that Trust will be increased and the fractional undivided interest in that Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the original proportionate relationship of the Securities in such Trust's portfolio, based on the number of shares of the Securities. Any deposit by the Sponsor of additional Securities, or the purchase of additional Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, this original proportionate relationship and not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Securities deposited in that Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because such Trust will pay associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Securities for or selling Securities from a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.


         Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in that Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.


OBJECTIVES AND SECURITIES SELECTION

         The objective of the Illinois Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income by investing in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of April 30, 1997 which (a) have their principal operations located in the State of Illinois and (b) have a market capitalization in excess of $250 million.

         The objective of the Minnesota Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income by investing in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of April 30, 1997 which (a) have their principal operations located in the State of Minnesota and (b) have a market capitalization in excess of $250 million.

         The objective of the Missouri Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income by investing in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of April 30, 1997 which (a) have their principal operations located in the State of Missouri and (b) have a market capitalization in excess of $250 million.

         The objective of the Pacific Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income by investing in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten companies with the largest market capitalization as of April 30, 1997 which have their principal operations located in the States of California, Oregon or Washington.


         The Illinois, Minnesota and Missouri Trusts will not invest in the common stock of electric utility issuers, limited partnerships, REITs or companies which have recently suspended, or announced that they intend to suspend, their dividends. The Pacific Trust will not invest in common stocks of limited partnerships. In seeking each Trust's objective, the Sponsor considered, among other things, the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of equity securities will fluctuate, over time equity securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.


         The Trusts will terminate approximately thirteen months from the date of this Prospectus. Investors will be subject to taxation on the dividend income received by the Trusts and on gains from the sale or liquidation of Securities (see "TAXATION"). Investors should be aware that there is not any guarantee that the objective of the Trusts will be achieved because each Trust is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities, and the declaration of any dividends depends upon several factors, including the financial condition of the issuers and general economic conditions. See "Risk Factors."

         Investors should be aware that a Trust is not a "managed" fund, and as a result, the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note that the Securities were selected by the Sponsor prior to the date the Securities were purchased by the Trusts. The Trusts may continue to hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed, and if the evaluation were performed again at that time, the Securities would not be selected for the Trusts.

         As described herein, the Securities included in each Trust have been selected from a universe of potential securities which meet a set of criteria established by the Sponsor. The comparative calculations of the total return figures and the value of $10,000 invested on January 1, 1982 set forth below for the Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and Pacific Ten include financial information of entities which at the time of initial calculation were organized as corporations but which were previously organized as limited partnerships. In addition, such comparative calculations exclude financial information of corporations which did not exist at the time of initial calculation but which may have been in existence (and therefore potentially includable in the universe of potential corporations) in prior years. After the Initial Date of Deposit, corporations which cease to exist will remain in the historical return comparisons through the date of initial calculation; however, the portion of comparative calculations subsequent to the date of such a corporation's ceasing to exist will include only the financial information of corporations which meet the criteria established by the Sponsor at the time such comparisons are calculated. Finally, such calculations include historical information about companies that have recently suspended, or announced that they intend to suspend, their dividends even though such companies are not eligible to be included in the Illinois, Minnesota or Missouri Big Ten Trusts. Modifications to these assumptions would alter the results of the comparative calculations. Prior to this offering, neither the Sponsor nor to its knowledge any other entity independently maintained an annual performance record of the securities which would have been included in such a pool on any given year, although the information necessary to generate such a performance record was and continues to be readily available. Such annual returns do not take into account commissions, sales charges, expenses or taxes.


                         COMPARISON OF TOTAL RETURNS(1)

  Year Ended          Illinois     Minnesota    Missouri   Pacific
     12/31            Big Ten      Big Ten      Big Ten      Ten       DJIA(2)     S&P 500(3)
  -------------       -------      -------      -------      ---       ------      ---------
     1982              32.55%       40.93%       38.04%     17.35%      26.04%        21.11%
     1983              33.13        23.52        30.19      20.53       38.91         22.37
     1984              19.49         1.87        -0.36       3.71        6.43          6.11
     1985              38.26        47.37        30.23      23.26       29.44         32.03
     1986              22.80        17.98        10.53      19.71       34.79         18.55
     1987               4.34         4.02         2.78       3.18        6.07          5.22
     1988              26.35        17.52        40.09      17.25       21.63         16.82
     1989              26.94        33.04        34.99      36.72       26.45         31.53
     1990             -19.51         2.26       -11.88      -0.88       -7.57         -3.18
     1991              55.62        42.21        51.13      31.11       35.09         30.57
     1992              18.46        20.15        18.66      18.38        7.85          7.69
     1993              24.73         8.48        23.93      13.03       26.92          9.99
     1994               2.24         0.37        -3.39       6.19        4.15          1.29
     1995              55.78        27.32        24.42      38.99       36.95         37.59
     1996              15.12        17.23        24.32      45.46       29.11         22.96


1 Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. DJIA and S&P 500 are unmanaged indices and do not incur sales charges, commissions, expenses or taxes. Total return of the Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and Pacific Ten, respectively, does not take into consideration any applicable sales charges, commissions, expenses or taxes. Returns would be lower as a result of such charges and expenses.

2        An index of 30 stocks compiled by Dow Jones & Company, Inc. Source:
         Bloomberg L.P.

3 The S&P 500 is a total return index consisting of 500 widely held common stocks calculated by Standard & Poor's. Source: FactSet Data Systems, Inc.

         There can be no assurance that the Portfolios of the Trusts will outperform the S&P 500 or the DJIA over the life of the Trusts.


         The chart below represents past performance of the Illinois Big Ten, the Minnesota Big Ten, the Missouri Big Ten, the Pacific Ten, DJIA and the S&P 500 and should not be considered indicative of future results. From January 1982 through December 1996 the average annual total return for the Illinois Big Ten, the Minnesota Big Ten, the Missouri Big Ten, the Pacific Ten, DJIA and the S&P 500 was 22.24%, 19.37%, 19.60%, 18.87%, 20.64%, and 16.75%, respectively. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1982 and the investment strategy followed for 15 years. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commission, expenses or taxes. There can be no assurance that the Trusts will outperform the DJIA or the S&P 500 over their approximately one-year life or over consecutive rollover periods, if available.



                  VALUE OF $10,000 INVESTED ON JANUARY 1, 1982

 Year Ended       Illinois      Minnesota     Missouri     Pacific
   12/31           Big Ten       Big Ten      Big Ten        Ten          DJIA        S&P 500
 ----------        -------       -------      -------      -------        ----        -------
    1982           $13,255       $14,093      $13,804      $11,735       $12,604      $12,111
    1983            17,646        17,408       17,971       14,144        17,508       14,820
    1984            21,086        17,733       17,907       14,669        18,634       15,726
    1985            29,153        26,133       23,320       18,081        24,120       20,763
    1986            35,800        30,832       25,776       21,644        32,511       24,614
    1987            37,354        32,072       26,492       22,331        34,485       25,899
    1988            47,196        37,691       37,113       26,183        41,944       30,255
    1989            59,911        50,144       50,099       35,799        53,038       39,795
    1990            48,222        51,277       44,147       35,485        49,023       38,529
    1991            75,044        72,921       66,719       46,524        66,225       50,308
    1992            88,897        87,614       79,169       55,074        71,423       54,176
    1993           110,881        95,044       98,114       62,253        90,651       59,589
    1994           113,365        95,396       94,788       66,108        94,413       60,357
    1995           176,599       121,458      117,935       91,883       129,298       83,046
    1996           203,301       142,385      146,616      133,656       166,937      102,113


         Past performance of any series may not be indicative of results of future series. Trust performance may be compared to the performance on the same basis of the DJIA, the S&P 500 Composite Price Stock Index, or performance data from publications such as Morningstar Publications, Inc. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characteristics, while equity securities involve greater risk because they have no maturities, and income thereon is subject to the financial condition of, and declaration by, the issuers. Past performance, of course, may not be indicative of future results and results actually achieved by any Unitholder will vary depending on the dates the Unitholder purchased and sold his Units. Additionally, the foregoing returns do not take into account commissions, sales charges, Trust expenses or taxes. The securities included in each Trust represent higher geographic concentration than those of the S&P 500 and DJIA.


TRUST PORTFOLIO

ILLINOIS BIG TEN

         The Illinois Trust consists of the following issues of Securities issued by Illinois companies and listed on a national securities exchange, the Nasdaq National Market System or traded in the over-the-counter market. Each of the companies whose Securities are included in the portfolio were selected based upon those factors referred to under "Objectives and Securities Selection" above. The following is a listing of the companies included in the Illinois Trust.

                  UNR INDUSTRIES, INC.
                  PEOPLE'S ENERGY CORPORATION
                  UNITRIN, INC.
                  NICOR, INC.
                  HOLLINGER INTERNATIONAL, INC.
                  ARTHUR J. GALLAGHER & COMPANY
                  WASHINGTON NATIONAL CORPORATION
                  LAWTER INTERNATIONAL, INC.
                  AMERITECH CORPORATION
                  WOODWARD GOVERNOR CO.

         UNR INDUSTRIES, INC., through its ROHN Division, manufactures and installs self-supporting and guyed towers, shelters, cabinets and mounts for the telecommunications industry.

         PEOPLE'S ENERGY CORPORATION is a holding company for the Peoples Gas Light and Coke Company and North Shore Gas Company. Peoples Gas, an operating public utility, is engaged in the purchase, production, storage, distribution, sale and transportation of natural gas to over 1 million retail customers in Chicago. North Shore supplies natural gas to 121,000 customers in northeastern Illinois.

         UNITRIN, INC., through subsidiaries, provides life and health insurance, property and casualty insurance and consumer finance services to individuals, families and small businesses. Operations are conducted throughout the midwestern and western United States.

         NICOR, INC., through its principal subsidiary, Northern Illinois Gas Company, distributes natural gas to approximately 1.7 million customers in Illinois. The Company has also diversified into containerized shipping and offshore marine support for the oil and gas industry as well as oil and gas exploration and production.

         HOLLINGER INTERNATIONAL, INC. is the subsidiary of Hollinger, Inc. The Company is a publisher of daily and related publications such as the "Chicago Sun Times," "The Daily Telegraph" and "The Sydney Morning Herald".

         ARTHUR J. GALLAGHER & COMPANY, along with its subsidiaries, provides insurance brokerage, risk management and related services to clients in the United States and abroad. Specific insurance coverage includes all forms of property/casualty, marine, employee benefits, pension and life insurance products.

         WASHINGTON NATIONAL CORPORATION is an insurance holding company. The Company, through its subsidiaries, markets and underwrites life insurance and annuities for individuals and specialty health insurance for educators. Washington's major operating companies are Washington National Insurance Company (Illinois) and United Presidential Life Insurance Company (Indiana).

         LAWTER INTERNATIONAL, INC. manufactures specialty chemicals and thermographic machines. The Company produces ingredients for printing inks, paints and other coatings and machines that produce raised printing and cut, scored or perforated paper. Lawter sells to the graphics and industrial coatings industries.

         AMERITECH CORPORATION provides a wide array of local phone, data and video services in Illinois, Indiana, Michigan, Ohio and Wisconsin. The Company creates new information, entertainment and interactive services for homes, business and governments worldwide. Ameritech owns interests in telephone companies in New Zealand and Hungary and in business directories in Germany and other countries.

         WOODWARD GOVERNOR CO. designs and manufactures engine fuel delivery and engine control systems, subsystems and components. The company's products include devices used on diesel engines, steam turbines, industrial and aircraft gas turbines, and hydraulic turbines.

MINNESOTA BIG TEN

         The Minnesota Trust consists of the following issues of Securities issued by Minnesota companies and listed on a national securities exchange, the Nasdaq National Market System or traded in the over-the-counter market. Each of the companies whose Securities are included in the portfolio were selected based upon those factors referred to under "Objectives and Securities Selection" above. The following is a listing of the companies included in the Minnesota Trust.

                  DELUXE CORPORATION
                  JOSTENS, INC.
                  GENERAL MILLS, INC.
                  SUPERVALU, INC.
                  INTERNATIONAL MULTIFOODS CORPORATION
                  ST. PAUL COMPANIES, INC.
                  TENNANT COMPANY
                  HORMEL FOODS CORP.
                  TCF FINANCIAL CORP.
                  MINNESOTA MINING & MANUFACTURING CO.

         DELUXE CORPORATION prints a variety of checks, bank and business related forms, provides electronic funds transfer services and sells greeting cards and stationery. The Company's operations also include new account verification services, computer and business forms, office products and direct consumer product marketing. Nelco, Inc., a subsidiary, is a tax form and electronic tax filing service provider.

         JOSTENS, INC. designs, manufactures and sells products created to promote and recognize achievement. The Company is a leading producer of class rings, yearbooks, graduation announcements and diplomas. Jostens, Inc. is also in the school photography business.

         GENERAL MILLS, INC. manufactures and markets consumer food products. Major United States businesses include: "Big G" cereals; "Betty Crocker" dessert, side dish and dinner mixes; snack products; "Gold Medal" flour; and "Yoplait" and "Columbo" yogurts. General Mills sells its products in the United States, Canada, Europe, Japan and Latin America.

         SUPERVALU, INC. is a food wholesaler and retailer in the United States. The Company sells food and non-food products at wholesale and operates a variety of store formats at retail. Supervalu supplies stores in 48 states and operates retail stores primarily under the names of "Cub Foods," "Shop 'n Save," "Save-A-Lot," "Big's," "Scott's Foods," "Laneco" and "Hornbachers."

         INTERNATIONAL MULTIFOODS CORPORATION processes and distributes specialty foods. The Company produces appetizers, ethnic foods, specialty meats and bakery products to commercial customers, convenience stores, warehouse clubs, vending operators and pizza, Mexican and Italian restaurants in the United States. The company produces flour and pickles in Canada and spices in Venezuela.

         ST. PAUL COMPANIES, INC., through its subsidiaries, provides property-liability insurance underwriting, reinsurance underwriting and selling insurance brokerage products and services, and sponsors, markets and manages tax-free investments for individual investors. The Company has operations worldwide.

         TENNANT COMPANY specializes in the design, manufacture and sale of industrial and floor maintenance equipment. Products include vacuumized power sweepers, scrubbers, burnishers, commercial floor maintenance equipment and a line of urethane coatings for concrete or wood floors. The Company sells its products worldwide.

         HORMEL FOODS CORP. is a diversified food producer. Perhaps best known for its SPAM canned meat, the company also offers Farm Fresh catfish, Jennie-O turkey roast, Dinty Moore beef stew, Quick Meal frozen foods, and Hormel chili. The company operates processing and packaging facilities in 12 states and sells its products in more than 40 countries.

         TCF FINANCIAL CORP. is a savings bank holding company. The company offers individuals, businesses, institutions and government agencies a full range of banking services.

         MINNESOTA MINING & MANUFACTURING CO. (3M), is a diversified manufacturer with 3 main sectors: Industrial and Consumer; Information, Imaging, and Electronics; and Life Sciences.

MISSOURI BIG TEN

         The Missouri Trust consists of the following issues of Securities issued by Missouri companies and listed on a national securities exchange, the Nasdaq National Market System or traded in the over-the-counter market. Each of the companies whose Securities are included in the portfolio were selected based upon those factors referred to under "Objectives and Securities Selection" above. The following is a listing of the companies included in the Missouri Trust.

                  BROWN GROUP, INC.
                  LACLEDE GAS COMPANY
                  MAGNA GROUP, INC.
                  MERCANTILE BANCORPORATION
                  ROOSEVELT FINANCIAL GROUP, INC.
                  MAY DEPARTMENT STORES COMPANY
                  KANSAS CITY LIFE INSURANCE COMPANY
                  KELLWOOD COMPANY
                  H&R BLOCK, INC.
                  ANHEUSER-BUSCH COMPANIES, INC.

         BROWN GROUP, INC. is a footwear company with worldwide operations. The Company focuses on the operation of retail shoe stores and the importing, international sourcing and wholesaling of branded footwear for women, men and children.

         LACLEDE GAS COMPANY is a retail distributor of natural gas in St. Louis, Missouri and eight other counties in Eastern Missouri. The Company also operates underground natural gas storage fields, explores for natural gas, transports and stores liquid propane and has investments in nonutility businesses.

         MAGNA GROUP, INC. is a bank holding company. The Company's subsidiary banks focus on retail and community banking, targeting consumers and small to mid-sized businesses within its market areas. Magna delivers services to customers through a network of 107 banking centers in the St. Louis metropolitan area.

         MERCANTILE BANCORPORATION is a bank holding company with banks throughout Missouri, Kansas, Illinois, Iowa and Arkansas. The Company owns thirty-nine banks, including Mercantile Bank, N.A. Subsidiaries include an investment advisory services company, a brokerage services company, a credit life insurer and credit card services. The Company operates 444 banking offices.

         ROOSEVELT FINANCIAL GROUP, INC. is a bank holding company for Roosevelt Bank. The Bank provides commercial banking services to customers in the St. Louis, Kansas City and Springfield, Missouri areas and in Illinois and Kansas through 81 full service offices.

         MAY DEPARTMENT STORES COMPANY, through its various chains of department stores, retails a variety of goods throughout the United States. The Company operates approximately 347 department stores in 30 states and the District of Columbia.

         KANSAS CITY LIFE INSURANCE COMPANY offers a variety of individual life insurance and annuity policies as well as group life insurance. The Company is licensed and operated in 48 states and Washington, DC.

         KELLWOOD COMPANY is an international manufacturer of apparel and recreational camping merchandise. Kellwood's products are sold in more than 25,000 stores in the US, Mexico, Canada, Japan, China and Europe.

         H&R BLOCK, INC. operates and franchises a chain of more than 9,511 tax preparation offices throughout the United States, Canada, Europe and Australia. The Company offers tax preparation courses, electronic mail, database access, software and point-of-sale credit card authorization services. H&R Block also provides temporary personnel services and operates an Internet service provider.

         ANHEUSER-BUSCH COMPANIES, INC., the largest beer maker in the US with almost half the market share, is also the world's largest brewer. The company makes leading brands Budweiser (over 50% of sales), Michelob, and Busch, as well as specialty beers including Elk Mountain, Red Wolf and O'Doul's. The company has joint ventures in Japan, Italy, Mexico, China and several Central American countries.

PACIFIC TEN

         The Pacific Trust consists of the following issues of Securities issued by California, Oregon or Washington companies and listed on a national securities exchange, the Nasdaq National Market System or traded in the over-the-counter market. Each of the companies whose Securities are included in the portfolio were selected based upon those factors referred to under "Objectives and Securities Selection" above. The following is a listing of the companies included in the Pacific Trust.

                  MICROSOFT CORPORATION
                  INTEL CORPORATION
                  DISNEY (WALT) COMPANY
                  HEWLETT-PACKARD COMPANY
                  CHEVRON CORPORATION
                  BANKAMERICA CORPORATION
                  BOEING COMPANY
                  ORACLE CORPORATION
                  WELLS FARGO & COMPANY
                  ATLANTIC RICHFIELD COMPANY

         MICROSOFT CORPORATION is the world's #1 software company. Its software products include operating system Windows 95, networking systems (Windows NT), database products (Access), spreadsheets (Excel), word processing (Word), and personal finance (Money), as well as games and reference products.

         INTEL CORPORATION is the world's #1 maker of microprocessors. Its x86, Pentium, and Pentium Pro microprocessors have provided the brains for personal computers since 1981.

         DISNEY (WALT) COMPANY, the world's second largest media conglomerate (after Time Warner), has interests in movie production (including Buena Vista Television, The Disney Channel, Miramax Film Corp. and Touchstone Pictures), theme parks (including Disneyland, Disneyland Paris and Epcot), publication companies (Disney Hachette Presse, Disney Press, Hyperion Press and Mouse Works) and professional sports franchises (the Mighty Ducks of Anaheim hockey team). Disney's ABC, Inc., division includes the ABC TV network, several TV stations, and shares in three cable channels, including ESPN.

         HEWLETT-PACKARD COMPANY is one of the world's most innovative and consistently successful high-tech companies. Hewlett-Packard products include servers, computers and workstations for home and business, networking software and equipment, storage devices, printers, and measurement and testing equipment. Its products and services are used in industry, business, engineering, science, medicine and education.

         CHEVRON CORPORATION is one of the largest US-based international oil companies. Chevron has net reserves of 4.2 billion barrels of oil. The largest oil refiner in the US, Chevron has operations that run the gamut from exploration to refining to distribution.

         BANKAMERIA CORPORATION, the nation's #3 bank (after Citicorp and Chase Manhattan), provides business, retail, trust/asset management, correspondent, leasing, insurance, mortgage banking, real estate and investment services to individual and commercial customers.

         BOEING COMPANY makes the Boeing 737, 747, 757, 767, and 777 jets, which represent a variety of passenger and cargo configurations and range capabilities. After completion of its purchase of McDonnell Douglas, the world's #1 military aircraft maker, Boeing will be the #1 aerospace company in the world. Boeing will also be the only maker of commercial jets in the US and the country's largest exporter.

         ORACLE CORPORATION is the leading developer of database management systems (DBMS) software, which allows multiple users and applications to use the same data at the same time.

         WELLS FARGO & COMPANY is the #2 bank in California (after BankAmerica), with combined assets of more than $116 billion. The company's core business is consumer retail banking, including checking and savings accounts and consumer loans. It also offers retail and business banking, investment services, real estate lending, international banking and mortgage banking.

         ATLANTIC RICHFIELD COMPANY, is an integrated oil company engaged in the exploration, production and marketing of crude oil, natural gas and natural gas liquids, as well as the refining, marketing and transportation of petroleum products. The company has exploration and production operations worldwide, including facilities in China, Dubai, Indonesia, the UK and the US.

         Investors should note that the previous criteria were applied to the Equity Securities selected for inclusion in each Trust portfolio as of the date indicated above. Since the Sponsor may deposit additional Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the Securities would no longer be chosen for deposit into a Trust if the selection process were to be made again at a later time.

         GENERAL. Each Trust consists of those Securities listed under "Schedule of Investments" as may continue to be held from time to time in that Trust and any additional Securities acquired and held by that Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in that Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

         Because certain of the Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the portfolios are not managed, the Sponsor may instruct the Trustee to sell Securities from a Trust under certain limited circumstances. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in that Trust and either sold by the Trustee or held in that Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). See "Trust Administration -- Portfolio Administration."

         Unitholders will be unable to dispose of any of the Securities as such and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.


RISK FACTORS

         GENERAL. An investment in Units of the Trusts should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when, and if, and in the amounts, declared by each issuer's board of directors, and those shareholders have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends, which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a portfolio may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

         Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

         Certain of the Trusts may be concentrated in common stocks of banks, thrifts or their holding companies. An investment in such a Trust should be made with an understanding of the risks inherent in the financial institutions industry in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, competition from new entrants in their fields of business and state and federal regulations. Banks and thrifts are highly dependent on net interest income. Recent profits have benefited from the relatively high yield on earning assets and relatively low cost of funds. There is no certainty that such conditions will continue, especially in a rising interest rate environment. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks, thrifts or their holding companies, or insures against any risk of investment in the securities issued by such institutions.


         Certain of the Trusts may be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of such companies depends in substantial part on the timely and successful introduction of new products or services. An unexpected change in one or more of the technologies affecting an issuer's products or services or in the market for products or services based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that such issuers will be able to respond timely to compete in the rapidly developing marketplace.



         Based on the trading history of technology companies' common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. In addition, many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of such securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuer's technology.


         Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemption, and the value of a Trust, will be adversely affected if trading markets for the Securities are limited or absent.

TAXATION

         GENERAL. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "CODE"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

         In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

         1. Each Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by a Trust.

         2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders-- Reinvestment Option").

         3. Each Unitholder will have a taxable event when their respective Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by a Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

         4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (I.E., the "TRADE DATE") is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Trusts (the "1998 FUNDS") will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1998 Funds in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized.

         5. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for a Trust is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unitholder's tax basis in his or her Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under
Section 264A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

         DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

         It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

         LIMITATIONS ON DEDUCTIBILITY OF TRUST EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

         RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY A TRUST OR DISPOSITION OF UNITS. AS discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

         "The Revenue Reconciliation Act of 1993" (the "TAX ACT") raised tax rates on ordinary income while capital gains remained subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

         If a Unitholder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Securities represented by the Unit.

         Legislative proposals have been made that would treat certain transactions designated to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own tax advisers with regard to any such constructive sale rules.

         As discussed in "Rights of Unitholders--Special Redemption and Rollover in a New Fund," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of a 1998 Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1998 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091 (d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

         COMPUTATION OF UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in a Trust in accordance with the proportion of the fair market values of such Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

         A Unitholder's tax basis in his Units and his pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by such Trust which are not taxable as ordinary income as described above.

         OTHER MATTERS. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trusts (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

         Unitholders will be notified annually of the amount of dividends includible in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

         Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.


         In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.


         The foregoing discussion relates only to United States Unitholders with regard to United States federal income taxes; Unitholders may be subject to foreign, state or local taxation in other jurisdictions. The term U.S. Unitholder means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business, the term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES

         COMPENSATION OF SPONSOR. With the exception of brokerage fees discussed above, the Sponsor will not receive any fees in connection with its activities relating to the Trusts. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Other Compensation".

         TRUSTEE'S FEE. For its services the Trustee will receive the annual fee set forth under "Summary of Essential Financial Information". The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders-Reports Provided" and "Trust Administration."


         MISCELLANEOUS EXPENSES. Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to each Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trusts and charged off over the initial offering period which is currently expected to be approximately two months from the Initial Date of Deposit. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect that Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without gross negligence, bad faith, reckless disregard of its duty or wilful misconduct on its part and
(g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of that Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on that Trust's portfolio. Since the Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Taxation."


PUBLIC OFFERING


         GENERAL. Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities in a Trust plus or minus cash, if any, in the Capital and Income Accounts of such Trust, and includes an initial sales charge equal to the difference between the maximum total sales charge for a Trust (2.9% of the Public Offering Price) and the maximum deferred sales charge for each Trust ($0.019 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0019, payable monthly, over a ten month period commencing July 1, 1997, and on the 1st day of each month thereafter, through April 1, 1998. The monthly amount of the deferred sales charge will accrue on a daily basis from the 1st day of the month preceding a deferred sales charge payment date. For example, Unitholders of record on the Initial Date of Deposit will pay an initial sales charge of 1.0% of the Public Offering Price and will be subject to a deferred sales charge of 1.9% of the Public Offering Price (payable in ten monthly installments of $0.0019 per Unit during months 3 through 12 of a Trust). The deferred sales charge as a percentage of the Public Offering Price of the Units will fluctuate with changes in the Public Offering Price per Unit. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge accrual will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge for each Trust assessed to Unitholders on a per Unit basis will be 2.9% of the Public Offering Price (2.929% of the aggregate value of the Securities). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts of each Trust. The initial sales charge for each Trust applicable to quantity purchases is reduced on a graduated basis to any person acquiring $100,000 worth of Units as follows (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


         Aggregate Dollar Value                   Dollar Amount of Sales Charge
         of Units Purchased                      Reduction Per Dollar Invested *
         ------------------                      -------------------------------
         $100,000 - $249,999 ...................              $.0065
         $250,000 or More.......................              $.0100

         * The reduction will be the lesser of the amount shown or the initial sales charge.


         The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. Registered representatives of selling brokers, dealers, or agents may purchase Units of a Trust without an initial sales charge in the initial offering period. In addition, investors may invest termination proceeds of unit investment trusts with similar strategies into a Trust subject only to the deferred sales charges. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, related companies to the Sponsor, and a registered representative purchasing for such representative's personal account may purchase Units of the Trusts without an initial sales charge in the initial offering period.


         Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the initial offering period at the Public Offering Price less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering--Unit Distribution."

         OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

         As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the maximum total sales charge for each Trust (2.9% of the Public Offering Price) and the maximum deferred sales charge for each Trust ($0.019 per Unit) and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Income and Capital Accounts. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities prepared by the Trustee. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for the Trusts, will be held until the next determination of price. Unitholders will also be assessed a deferred sales charge of $0.0019 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering-General."

         The value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above.

         In offering the Units to the public, neither the Sponsor, nor any broker-dealers are recommending any of the individual Securities in the Trusts but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

         UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by an affiliate of the Sponsor, Voyageur Investments, Inc. (the "Distributor"), broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period (which is expected to be approximately 2 months from the Initial Date of Deposit), Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

         The Sponsor intends to qualify the Units of the Trusts for sale in a number of states. Certain commercial banks are making Units of each Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

         SPONSOR AND DEALER COMPENSATION. The Distributor will receive the gross sales commission equal to 2.9% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discount provided to investors will be borne by the selling dealer or agent. Sales will be made to brokers, dealers and agents which represent a concession or agency commission of $.02 per Unit for primary sales. Brokers, dealers and agents will receive a concession or agency commission of $.01 per Unit on purchases by Rollover Unitholders. However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Distributor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time. Volume concessions or agency commissions of an additional $.001 per Unit will be given to any broker dealer, bank or other financial intermediary who purchases Units from the Distributor during the initial offering period and who agree to underwrite a portion of Units of the next unit investment trust investing in fixed income securities made available by the Sponsor.

         At various times the Distributor may implement programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win nominal awards for certain sales efforts, or under which the Distributor will re-allow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Distributor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Distributor in its discretion may from time to time pursuant to objective criteria established by the Distributor pay fees to qualifying brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Distributor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.

         In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Schedule of Investments." The Sponsor and the Distributor have not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trusts. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor. Certain broker-dealers acquired or will acquire the securities for the Sponsor and thereby benefit from transaction fees. Such broker dealers in their general securities business act as agent or principal in connection with the purchase and sale of equity securities, including the Securities in the Trusts, and may act as a market maker in certain of the securities. Such broker dealers also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Securities of the Trusts.

         A person will become the owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Distributor prior to the date of settlement for the purchase of Units may be used in the Distributor's business and may be deemed to be a benefit to the Distributor, subject to the limitations of the Securities Exchange Act of 1934.

         As stated under "Public Market" below, the Distributor currently intends to maintain a secondary market for Units of each Trust. In so maintaining a market, the Distributor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Distributor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.


         PUBLIC MARKET. Although it is not obligated to do so, the Distributor currently intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Securities in the Trusts (computed as indicated under "Offering Price" above and "Rights of Unitholders-Redemption of Units"). If the supply of Units exceeds demand or if some other business reason warrants it, the Distributor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale.


         TAX-SHELTERED RETIREMENT PLANS. Units of each Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of a Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is $250.


RIGHTS OF UNITHOLDERS

         CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trusts will be evidenced by book entry unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

         Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

         DISTRIBUTIONS OF INCOME AND CAPITAL. Any dividends received by a Trust with respect to the Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of such Trust.


         The Trustee will distribute any net income received with respect to any of the Securities in each Trust on or about the Income Distribution Date to Unitholders of record on the preceding Income Record Date. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in money market funds or U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.


         The distribution to Unitholders as of the record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.


         As of the first day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account amounts necessary to pay the expenses of the individual Trusts (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of that Trust's assets available for distribution to Unitholders until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.


         It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

         REPORTS PROVIDED. The Trustee shall furnish Unitholders of the Trusts in connection with each distribution, a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of the respective Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of that Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of that Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by a Trust and the number of Units of that Trust outstanding on the last business day of such calendar year;
(iv) the Redemption Price per Unit of that Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of that Trust, separately stated, expressed as total dollar amounts.

         In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in each Trust furnished to it by the Evaluator.

         REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, The Chase Manhattan Bank, 4 New York Plaza, 6th floor, New York, New York 10004- 2413, and in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units as of the Evaluation Time set forth under "Summary of Essential Financial Information." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day, as defined under "Public Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

         The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of such Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Sponsor for this purpose. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

         To the extent that Securities are sold, the size of a Trust will be, and the diversity of that Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

         The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit determined on the basis of (i) the cash on hand in a Trust,
(ii) the value of the Securities in a Trust and (iii) dividends receivable on the Securities of a Trust trading ex-dividend as of the date of computation, less amounts representing taxes or other governmental charges payable out of a Trust and the accrued expenses of a Trust. The Evaluator may determine the value of the Securities in a Trust in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Securities in a Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (i) on the basis of current bid prices for comparable securities, (ii) by appraising the value of the Securities of that Trust on the bid side of the market or (iii) by any combination of the above.

         The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

         SPECIAL REDEMPTION AND ROLLOVER IN A NEW FUND. It is expected that a special redemption will be made of all Units of a Trust held by any Unitholder (a "ROLLOVER UNITHOLDER") who affirmatively notifies the Trustee in writing that he desires to roll over his Units by the Rollover Notification Date specified in the "Summary of Essential Financial Information."

         All Units of Rollover Unitholders will be redeemed during the Special Redemption Period and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. During the Special Redemption Period (as set forth in "Summary of Essential Financial Information"), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

         The Distribution Agent will engage the Sponsor as its agent to sell the distributed Securities. The Sponsor will attempt to sell the Securities as quickly as is practicable during the Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than 10 business days, and it could be as short as one day, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

         It is expected (but not required) that the Sponsor will generally adhere to the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Special Redemption and Liquidation Period; for less liquid Securities, on each of the first two days of the Special Redemption and Liquidation Period, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the closing sale price of those Securities on the preceding day. Thereafter, the Sponsor intends to sell without any price restrictions at least a portion of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the Special Redemption and Liquidation Period.

         Pursuant to an exemptive order from the Securities and Exchange Commission, each terminating Trust (and the Distribution Agent on behalf of Rollover Unitholders) may sell Securities to the New Trusts if those Securities continue to meet the individual Trust's strategy as set forth under "Objectives and Securities Selection." The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those Securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of each Trust.

         The Rollover Unitholders' proceeds will be invested in the next subsequent series of a 1998 Fund (as selected by the Unitholder) if then registered in such state and being offered, the portfolio of which will be selected prior to the initial date of deposit of the 1998 Fund. The proceeds of redemption available on each day will be used to buy 1998 Fund units in the portfolio as the proceeds become available.

         The Sponsor intends to create the 1998 Fund as quickly as possible after the commencement of the Special Redemption Date, dependent upon the availability and reasonably favorable prices of the Securities included in the 1998 Fund portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the 1998 Fund units. There can be no assurance, however, as to the exact timing of the creation of the 1998 Fund units or the aggregate number of 1998 Fund units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units at any time it chooses, regardless of whether all proceeds of the Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in 1998 Fund units will be distributed shortly after the Special Redemption Date.

         Any Rollover Unitholder may thus be redeemed out of the Fund and become a holder of an entirely different unit investment trust in the 1998 Fund with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold during the Special Redemption Period. In accordance with the Rollover Unitholders' offer to purchase the 1998 Fund units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the 1998 Fund portfolio at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be 1.9% of the Public Offering Price of the 1998 Fund units).

         This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolio selected by the Sponsor is chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for the 1998 Fund and each subsequent series of the Fund, approximately a year after that Series' creation.

         The Sponsor believes that the gradual redemption and rollover in the Trusts will help mitigate any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities in the Trusts in a short, publicized period of time. The above procedures may, however, be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Rollover Unitholders could then receive a less favorable average unit price than if they bought all their units of the 1998 Fund on any given day of the period.

         It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Rollover but, in certain circumstances, will not be entitled to a reduction for certain capital losses and, due to the procedures for investing in the subsequent Trusts, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Taxation."

         In addition, during this period a Unitholder will be at risk to the extent that the Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested. For this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.


         Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unitholders") will continue to hold Units of a Trust as described in this Prospectus until that Trust is terminated or until the Mandatory Termination Date listed in the "Summary of Essential Financial Information," whichever occurs first. These Remaining Unitholders will not realize capital gains or losses due to the Special Redemption and Rollover and will not be charged any additional sales charge. If a large percentage of Unitholders become Rollover Unitholders, the aggregate size of that Trust will be sharply reduced and, as a consequence, expenses might constitute a higher percentage amount per Unit of the Trust than prior to such Special Redemption and Rollover. That Trust might also be reduced to the Minimum Termination Value set forth in the "Summary of Essential Financial Information" because of the lesser number of Units in the Trust, and possibly also due to a value reduction, however temporary, in Units caused by the Sponsor's sales of Securities; if so, the Sponsor could then choose to liquidate the Trust without the consent of the remaining Unitholders. See "Trust Administration--Amendment or Termination." The Securities remaining in that Trust after the Special Redemption Period will be sold by the Sponsor as quickly as possible without, in its judgment, materially adversely affecting the market price of the Securities.


         The Sponsor may, for any reason, decide not to sponsor the 1998 Fund or any subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Special Redemption Period would have commenced. All Unitholders will then be Remaining Unitholders, with rights to ordinary redemption as before. The Sponsor may modify the terms of the 1998 Fund or any subsequent series of the Fund. The Sponsor may also modify the terms of the Special Redemption and Rollover in the 1998 Fund upon notice to the Unitholders prior to the Rollover Notification Date specified in the related "Summary of Essential Financial Information."


TRUST ADMINISTRATION

         DISTRIBUTOR PURCHASES OF UNITS. The Trustee shall notify the Distributor of any Units tendered for redemption. If the Distributor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Distributor may be tendered to the Trustee for redemption as any other Units.

         The offering price of any Units acquired by the Distributor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Distributor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

         PORTFOLIO ADMINISTRATION. The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trusts will not be managed, the Trust Agreement provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in certain events such as the price of a Security having declined to such an extent as a result of serious adverse credit factors affecting the issuer of the Security such that in the opinion of the Sponsor the retention of such Security would be detrimental to the Trusts. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. The proceeds from such sales, if any, will be deposited in the Capital Account of a Trust. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders, to pay any accrued deferred sales charge or to meet redemptions. Except as stated under "Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by a Trust of any securities other than the Securities is prohibited.

         As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Sponsor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

         The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities in that Trust. To the extent this is not practicable, the composition and diversity of the Securities in such Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.


         AMENDMENT OR TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of such Trust then outstanding, provided that no such amendment or waiver will reduce the interest in that Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment requiring the consent of the Unitholders or of any other amendment if directed by the Sponsor promptly after execution thereof.



         A Trust may be liquidated at any time by consent of Unitholders representing 66-2/3% of the Units of that Trust then outstanding or by the Trustee when the value of the Securities owned by such Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of that Trust not yet sold are tendered for redemption by the Underwriters or the Sponsor, such that the net worth of that Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, including the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."



         Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Fund. The Sponsor will determine the manner, timing and execution of the sales of the Securities. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders. Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of that Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts of that Trust.


         The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of each Trust pursuant to the Rollover Option (see "Rights of Unitholders--Special Redemption and Rollover in a New Fund"). There is, however, no assurance that units of any new series of such Fund will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders. The Sponsor will attempt to sell any remaining Securities as quickly as possible commencing on the Mandatory Termination Date without, in the judgment of the Sponsor, materially adversely affecting the market price of the Securities. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available on any particular day.


         Within a reasonable period after the final distribution, Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


         LIMITATIONS ON LIABILITIES. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

         The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trusts which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

         The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.


         SPONSOR. Voyageur Fund Managers, Inc. is the Sponsor of the Fund and Voyageur Investments, Inc. is the primary Distributor of Fund Units. After the close of business on April 30, 1997, Voyageur Fund Managers, Inc. and Voyageur Investments, Inc. became indirect, wholly owned subsidiaries of Lincoln National Corporation ("LNC") as a result of LNC's acquisition of Dougherty Financial Group, Inc., the parent company of the Sponsor and the Distributor. LNC, headquartered in Fort Wayne, Indiana, owns and operates insurance and investment management businesses, including Delaware Management Holdings, Inc. ("DMH"). Affiliates of DMH serve as adviser, distributor and transfer agent for the Delaware Group of Mutual Funds, including the Delaware-Voyageur Funds.



         As of May 1, 1997, affiliates of DMH, including Voyageur Fund Managers, Inc., had assets under management of over $34 billion in mutual fund and institutional accounts, and served as investment adviser to more than 60 mutual fund portfolios. The principal business address for Voyageur Fund Managers, Inc. is One Commerce Square, Philadelphia, Pennsylvania 19103; the principal business address for Voyageur Investments, Inc. is 1818 Market Street, Philadelphia, Pennsylvania 19103. (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed information will be made available by the Sponsor upon request.)



         If the Sponsor shall fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or
(iii) continue to act as Trustee without terminating the Trust Agreement.


         EVALUATOR. The Trustee serves as Evaluator. The Evaluator may resign or be removed by the Trustee (or by the Sponsor if the Trustee is the Evaluator) in which event the Sponsor and/or the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.

         TRUSTEE. The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

         The duties of the Trustee are primarily ministerial in nature. The Trustee did not participate in the selection of Securities for any Trust portfolio.

         In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder of a Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trusts.


1. Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of the Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.


         Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.


OTHER MATTERS


         LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.


         INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of net assets and the related schedule of investments as of the opening of business on the Initial Date of Deposit included in this Prospectus have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein and the authority of said firm as experts in accounting and auditing.




                          INDEPENDENT AUDITORS' REPORT


         TO THE SPONSOR, TRUSTEE AND THE UNITHOLDERS OF DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 9:



         We have audited the accompanying statements of net assets, including the schedules of investments, of Delaware - Voyageur Unit Investment Trust, Series 9 comprised of Illinois Big Ten Equity Trust, Series 5, Minnesota Big Ten Equity Trust, Series 6, Missouri Big Ten Equity Trust, Series 5 and Pacific Ten Equity Trust, Series 1 as of May 6, 1997. The statements of net assets are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audits.


         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.


         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaware - Voyageur Unit Investment Trust, Series 9 comprised of Illinois Big Ten Equity Trust, Series 5, Minnesota Big Ten Equity Trust, Series 6, Missouri Big Ten Equity Trust, Series 5 and Pacific Ten Equity Trust, Series 1 as of May 6, 1997, in conformity with generally accepted accounting principles.



Minneapolis, Minnesota
May 6, 1997



                                           KPMG PEAT MARWICK LLP





               DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 9
                            STATEMENTS OF NET ASSETS
    AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT, MAY 6, 1997

                                                                                 Illinois    Minnesota   Missouri  Pacific
                                                                                 Big Ten     Big Ten     Big Ten     Ten
                                                                                 Series 5    Series 6    Series 5  Series 1
                                                                                 --------    --------    --------  --------
INVESTMENT IN SECURITIES
Contracts to Purchase Securities(1)......................................        $151,466    $152,257    $150,645    $152,320
Organizational and Offering Costs(2).....................................          11,006      13,812      10,356      11,376
                                                                                 --------    --------    --------    --------
             Total.......................................................        $162,472    $166,069    $161,001    $163,696
                                                                                 ========    ========    ========    ========
LIABILITY AND INTEREST OF UNITHOLDERS
Liabilities --
Accrued Organizational and Offering Costs(2).............................        $ 11,006    $ 13,812    $ 10,356    $ 11,376
Payment of Deferred Portion of Sales Charge(3)...........................           2,906       2,922       2,891       2,923
                                                                                 --------    --------    --------    --------
Total Liabilities........................................................        $ 13,912    $ 16,734    $ 13,247    $ 14,299
                                                                                 ========    ========    ========    ========
Interest of Unitholders -- 152,996, 153,795 152,167 and 153,859 Units,
         respectively, of fractional undivided interest outstanding:
Cost to Investors(4).....................................................        $152,996    $153,795    $152,167    $153,859
Gross Underwriting Commission(4,5).......................................          (4,436)     (4,460)     (4,413)     (4,462)
                                                                                 --------    --------    --------    --------
Net Amount Applicable to Unitholders.....................................        $148,560    $149,335    $147,754    $149,397
                                                                                 --------    --------    --------    --------

Total  ..................................................................        $162,472    $166,069    $161,001    $163,696
                                                                                 ========    ========    ========    ========




1 The aggregate value of the Securities listed under "Portfolio" herein and their cost to a Trust are the same. The value of the Securities is determined as set forth under "Public Offering--Offering Price." The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $6,000,000 which has been deposited with the Trustee.



2 Each Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs, which will be deferred and charged off over the initial offering period. Organizational and offering costs have been estimated based on a projected Trust size of $2,000,000, $4,000000, $2,000,000 and $2,000,000 for the Illinois Big
         Ten Series 5, Minnesota Big Ten Series 6, Missouri Big Ten Series 5 and Pacific Ten Series 1, respectively. To the extent a Trust is larger or smaller, the estimate will vary.



3 Represents the aggregate amount of mandatory distributions of $19.00 per 1,000 units payable in monthly installments on the 1st day of each month from July 1, 1997 through April 1, 1998. Distributions will be made to an account maintained by the Trustee from which the Unitholder's Deferred Sales Charges obligation to the Sponsor will be satisfied. If Units are redeemed prior to April 1, 1998, the remaining portion of the distribution applicable to such Units will be transferred to such account on the redemption date.


4 The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering--Offering Price" and "Public Offering--Sponsor and Underwriter Compensation" and assume all single transactions involve less than $100,000. For single transactions in excess of this amount, the sales charge is reduced (see "Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net amount applicable to Unitholders remains unchanged.

5 Gross underwriting commission includes a deferred sales charge of $.019 per Unit.



                     ILLINOIS BIG TEN EQUITY TRUST, SERIES 5
  SCHEDULE OF INVESTMENTS (DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 9)
    AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MAY 6, 1997

                                      Number                                  Price Per      Cost of       Current
                                        of        % of         Annual         Share to     Securities      Dividend
Issuer(1)                             Shares     Trust(5)    Dividend(4)       Trust(2)    to Trust(2)     Yield(3)
--------                              ------     -------     ----------        -------     ----------      -------
UNR Industries, Inc.                   2,308       9.90%          $0.60      $  6.500         $15,002        9.23%
People's Energy Corporation              433      10.18            1.88        35.625          15,426        5.28
Unitrin, Inc.                            281       9.93            2.40        53.500          15,033        4.49
Nicor, Inc.                              435      10.02            1.40        34.875          15,171        4.01
Arthur J. Gallagher & Company            482       9.94            1.24        31.250          15,062        3.97
Hollinger International, Inc.          1,429       9.79            0.40        10.375          14,826        3.86
Washington National Corporation          522       9.95            1.08        28.875          15,073        3.74
Ameritech Corporation                    245      10.11            2.26        62.500          15,312        3.62
Lawter International, Inc.             1,304       9.90            0.40        11.500          14,996        3.48
Woodward Governor Co.                    566      10.28            0.93        27.500          15,565        3.38
                                                 ------                                      --------
   Total                                         100.00%                                     $151,466
                                                 ======                                      ========


For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 54.





                    MINNESOTA BIG TEN EQUITY TRUST, SERIES 6
  SCHEDULE OF INVESTMENTS (DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 9)
    AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MAY 6, 1997

                                      Number                                  Price Per      Cost of       Current
                                        of        % of         Annual         Share to     Securities      Dividend
Issuer(1)                             Shares     Trust(5)    Dividend(4)       Trust(2)    to Trust(2)     Yield(3)
--------                              ------     -------     ----------        -------     ----------      -------
Deluxe Corporation                       480      10.20%          $1.48        $32.375       $ 15,540        4.57%
Jostens, Inc.                            628       9.90            0.88         24.000         15,072        3.67
General Mills, Inc.                      240      10.07            2.12         63.875         15,330        3.32
Supervalu, Inc.                          484       9.89            1.00         31.125         15,065        3.21
International Multifoods
  Corporation                            591       9.89            0.80         25.500         15,070        3.14
St. Paul Companies, Inc.                 217       9.98            1.88         70.000         15,190        2.69
Tennant Company                          536       9.74            0.72         27.656         14,824        2.60
Hormel Foods Corp.                       619      10.27            0.62         25.250         15,630        2.46
TCF Financial Corp.                      357       9.97            1.00         42.500         15,172        2.35
Minnesota Mining &
  Manufacturing Co.                      170      10.09            2.12         90.375         15,364        2.35
                                                 ------                                      --------
   Total                                         100.00%                                     $152,257
                                                 ======                                      ========


For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 54.





                     MISSOURI BIG TEN EQUITY TRUST, SERIES 5
  SCHEDULE OF INVESTMENTS (DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 9)
    AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MAY 6, 1997

                                      Number                                  Price Per      Cost of       Current
                                        of        % of         Annual         Share to     Securities      Dividend
Issuer(1)                             Shares     Trust(5)    Dividend(4)       Trust(2)    to Trust(2)     Yield(3)
--------                              ------     -------     ----------        -------     ----------      -------
Brown Group, Inc.                        902       10.03%         $1.00        $16.750       $ 15,109        5.97%
Laclede Gas Company                      667       10.07           1.30         22.750         15,174        5.71
Roosevelt Financial Group, Inc.          642       10.07           0.90         23.625         15,167        3.81
Magna Group, Inc.                        472        9.87           1.00         31.500         14,868        3.17
Mercantile Bancorporation                255        9.90           1.72         58.500         14,918        2.94
May Department Stores
  Company                                320       10.25           1.20         48.250         15,440        2.49
Kansas City Life Insurance
  Company                                211        9.94           1.76         71.000         14,981        2.48
Kellwood Company                         600        9.71           0.60         24.375         14,625        2.46
H&R Block, Inc.                          460        9.96           0.80         32.625         15,007        2.45
Anheuser-Busch Companies, Inc.           351       10.19           0.96         43.750         15,356        2.19
                                                  ------                                     --------
   Total                                          100.00%                                    $150,645
                                                  ======                                     ========


For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 54.





                       PACIFIC TEN EQUITY TRUST, SERIES 1
  SCHEDULE OF INVESTMENTS (DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST, SERIES 9)
    AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MAY 6, 1997

                                      Number                                  Price Per      Cost of
                                        of        % of         Annual         Share to     Securities        Market
Issuer(1)                             Shares     Trust(5)    Dividend(4)       Trust(2)    to Trust(2)  Capitalization(3)
--------                              ------     -------     ----------        -------     ----------   ----------------
Microsoft Corp.                          127       10.02%         $0.00       $120.125       $ 15,256        $144,529
Intel Corp.                               94       10.03           0.20        162.500         15,275         132,844
Disney (Walt) Company                    186       10.04           0.53         82.250         15,298          55,530
Hewlett-Packard Co.                      275       10.00           0.48         55.375         15,228          56,271
Chevron Corp.                            219       10.10           2.32         70.250         15,385          45,898
BankAmerica Corp.                        127        9.94           2.44        119.250         15,145          42,285
Boeing Co.                               151        9.91           1.12        100.000         15,100          36,054
Oracle Corp.                             340        9.99           0.00         44.750         15,215          29,240
Wells Fargo & Co.                         56        9.94           5.20        270.375         15,141          24,569
Atlantic Richfield Co.                   106       10.03           5.70        144.125         15,277          23,216
                                                  ------                                     --------

   Total                                          100.00%                                    $152,320
                                                  ======                                     ========


For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 54.


Notes to Schedule of Investments


1 All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on May 5, 1997 and are expected to settle on May 8, 1997. The aggregate purchase price (excluding commissions) for the securities deposited in each Trust is $151,466, $152,441, $150,725 and $152,385 respectively.
         The gain/ (loss) to the Sponsor for each deposit in the Trusts is $0, ($184), ($80) and ($65), respectively.


2 The market value of each of the Securities is based on the aggregate underlying value of the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities on the business day prior to the Initial Date of Deposit).


3 Market Capitalization is in millions of dollars and is based on the market value as of the closing of trading on May 5, 1997.


4 Based on the latest quarterly or semi-annual dividend received. There can be no assurance that future dividend payments, if any, will be maintained at the indicated amount.

5        Based on Cost of Securities to Trust.




NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, THE SPONSOR OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.


                                TABLE OF CONTENTS
TITLE                                                      PAGE


Summary of Essential Financial
      Information............................................ 5
The Trust....................................................11
Objectives and Securities Selection..........................14
Trust Portfolio..............................................19
Risk Factors.................................................25
Taxation.....................................................27
Trust Operating Expenses.....................................32
Public Offering..............................................33
Rights of Unitholders........................................37
Trust Administration.........................................43
Other Matters................................................48
Independent Auditors' Report.................................49
Statements of Net Assets.....................................50
Schedule of Investments......................................51
Notes to Schedule of Investments.............................54




THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE FUND AND THE SPONSOR, BUT DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C., UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

WHEN UNITS OF THE TRUSTS ARE NO LONGER AVAILABLE, OR FOR INVESTORS WHO WILL REINVEST INTO SUBSEQUENT SERIES OF THE TRUSTS, THIS PROSPECTUS MAY BE USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE SERIES; IN WHICH CASE INVESTORS SHOULD NOTE THE FOLLOWING: INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

UIT - EQPR9



                                   PROSPECTUS

-------------------------------------------------------------------------------


                                  May 6, 1997







                   DELAWARE - VOYAGEUR UNIT INVESTMENT TRUST,
                                    SERIES 9



                         ILLINOIS BIG TEN EQUITY TRUST,
                                    SERIES 5

                         MINNESOTA BIG TEN EQUITY TRUST,
                                    SERIES 6

                         MISSOURI BIG TEN EQUITY TRUST,
                                    SERIES 5

                           PACIFIC TEN EQUITY TRUST,
                                    SERIES 1



-------------------------------------------------------------------------------



                          VOYAGEUR FUND MANAGERS, INC.
                               ONE COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19103



                    PLEASE RETAIN THIS PROSPECTUS FOR FUTURE
                                   REFERENCE.




                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 comprises the following papers and documents:

              The facing sheet of Form S-6
              The Cross-Reference Sheet
              The Prospectus
              The signatures

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Delaware-Voyageur Unit Investment Trust Series 9 and Certain Subsequent Series.

1.2      Form of Trust Agreement for Delaware-Voyageur Unit Investment Trust,
         Series 9.

2. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Taxation" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered.

3.1 Opinion of counsel as to New York income tax status of securities being registered.

3.2      Opinion of counsel as to advancement of funds by Trustee.

4.       Consent of The Chase Manhattan Bank.

5. Financial Data Schedules filed hereto electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T.

6.       Consent of KPMG Peat Marwick LLP.

7. Powers of Attorney executed by the Directors listed on pages S-2 and S-3 of this Registration Statement.




                                   SIGNATURES

         The Registrant, Delaware-Voyageur Unit Investment Trust, Series 9, hereby identifies Delaware-Voyageur Unit Investment Trust, Series 4 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Securities and Exchange Commission or the staff; and
(3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Delaware-Voyageur Unit Investment Trust, Series 9, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania on the 6th day of May, 1997.

                         Delaware-Voyageur Unit Investment Trust, Series 9
                          (Registrant)

                         By:  Voyageur Fund Managers, Inc.
                              (Depositor)

                         By:  George M. Chamberlain, Jr.*
                              Senior Vice President and Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on by the following person in the capacity indicated and on May 6, 1997.

        SIGNATURE                                   TITLE

-----------------------------      President, Chief Executive Officer and Chief
     Wayne A. Stork                Investment Officer

-----------------------------      Executive Vice President, Chief Operating
     David K. Downes               Officer, Chief Financial Officer and
                                   Treasurer

-----------------------------
 George M. Chamberlain, Jr.        Senior Vice President, Secretary and Director


-----------------------------
    Richard J. Flanery             Director/Corporate & Tax Affairs


                                              George M. Chamberlain, Jr.
                                             ----------------------------
                                              George M. Chamberlain, Jr.*

---------------------------
* George M. Chamberlain, Jr. signs this document pursuant to a Power of Attorney filed herein as Exhibit 7.